

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2016

Ben Bresnahan
Chief Operating Officer
Foundation Asset Management, LP
81 Main Street, Suite 306
White Plains, NY 10601

> **Re: Stewart Information Services Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement filed on Schedule 14A**
> **filed by Foundation Asset Management, LP, et. al.**
> **Filed August 16, 2016**
> **File No. 001-02658**

Dear Mr. Bresnahan:

We have reviewed the above-captioned filing, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

<u>General</u>

1. We note your response to comment 3. Please supplementally provide us with a copy of the referenced reports and support for the estimates included on page 2 or revise the preliminary proxy to delete such disclosure.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Steven Wolosky, Esq.
      Olshan Frome Wolosky